Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Adi Jemini CFO, Gazit-Globe

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports First Quarter 2016 Financial Results

TEL-AVIV, ISRAEL; May 26, 2016 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world's leading multi-national real estate companies focused on the management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the first quarter ended March 31, 2016.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

■	NOI for the quarter totaled NIS 1,052 million (US$ 279 million) compared to NIS 1,028 million (US$ 273 million) in the same quarter last year. Excluding the effect of exchange rate fluctuations NOI increased by 7.9% compared to the same quarter last year.
■	FFO for the quarter totaled NIS 135 million (US$ 36 million), or NIS 0.69 per share (US$ 0.18), compared to NIS 160 million (US$ 42 million), or NIS 0.90 per share (US$ 0.24), in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of exchange rates, the sale of shares in subsidiaries and the equity offering that was completed at the end of 2015. Excluding the effect of foreign exchange rate fluctuations, FFO for the quarter decreased by 5.6% and FFO per share decreased by 14% compared to the same quarter last year.
■	Same Property NOI for the quarter, excluding the effect of foreign exchange rate fluctuations, increased by 0.3% (1.9% excluding Russia), compared to the same quarter last year.
■	The occupancy rate as of March 31, 2016 remained high at a level of 95.6%, the same as the occupancy as of March 31, 2015.
■	Investments during the quarter totaled NIS 997 million (US$ 265 million).
■	Shareholders' equity as of March 31, 2016 totaled NIS 7,378 million (US$ 1,959 million), or NIS 37.7 per share (US$ 10.0 per share), compared to NIS 7,512 million (US$ 1,995 million), or NIS 38.4 per share (US$ 10.2 per share), as of December 31, 2015 and after a dividend distribution of NIS 0.46 per share (US$ 0.12).
■	As of March 31, 2016, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 10.4 billion (US$ 2.8 billion), of which NIS 3.1 billion (US$ 823 million) was at the Company level.
■	As of March 31, 2016, net debt to total assets (LTV) was 50.8%, compared to 51.3% as of December 31, 2015.
■	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on June 16, 2016 to shareholders of record as of June 08, 2016.

Exchange rate as of March 31, 2016 of 1 USD = 3.766 NIS

Rachel Lavine, CEO of Gazit-Globe: “The improvement in the various operating parameters is primarily due to the capital recycling activity that began more than 6 years ago in our North American subsidiaries, Equity One and First Capital, as this has been reflected more strongly in recent quarters. We believe that the improvement process is similar to the capital recycling activity currently under way in our subsidiaries in Europe, which have not yet been reflected in their results. Our operating results were significantly offset by the strengthening of the Shekel against the currencies of operations, coupled with the sale of shares in our North American subsidiaries earlier this year, in line with our strategy. We are committed to acting decisively and consistently as we create the right infrastructure for the company’s growth in the coming years. Recently, we announced an increase in our holdings in Gazit Israel to 100% as we increase the Group’s component of private real estate and simplify the holding structure.”

Financial highlights for first quarter 2016:

■	Rental income for the quarter totaled NIS 1,539 million compared to NIS 1,527 million in the same quarter last year. Excluding the effect of foreign exchange rate fluctuations, the rental income increased by 6.5% compared to the same quarter last year.
■	NOI for the quarter totaled NIS 1,052 million compared to NIS 1,028 million in the same quarter last year. Excluding the effect of foreign exchange rate fluctuations, NOI increased by 7.9% compared to the same quarter last year.
■	FFO for the quarter totaled NIS 135 million, or NIS 0.69 per share, compared to NIS 160 million, or NIS 0.90 per share, in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of foreign exchange rates, the sale of shares of subsidiaries and equity offering that was completed at the end of 2015. Excluding the effect of foreign exchange rate fluctuations, FFO for the quarter decreased 5.6% and FFO per share decreased by 14%.
■	Occupancy rate as of March 31, 2016 remained high at 95.6%, the same as the occupancy as of March 31, 2015. By region, occupancy rates as of March 31, 2016 were: 96.2% in the US; 95.0% in Canada; 96.2% in North Europe; and 95.8% in Central and Eastern Europe.
■	EPRA NAV per share as of March 31, 2016 was NIS 52.4 compared to NIS 52.9 per share as of December 31, 2015.
■	Loss attributable to the Company’s shareholders totaled NIS 278 million compared to a gain of NIS 376 million in the same quarter last year. The loss is mainly due to the revaluation of financial derivatives (NIS 302 million), the net loss from the sale of shares of Dori Group and the reduction in the value of the capital note (NIS 195 million).
■	The net fair value of investment property and investment property under development gain was NIS 249 million, compared to a gain of NIS 107 million in the same quarter last year.
■	Cash flow from operating activities totaled NIS 290 million, compared to NIS 175 million in the same quarter last year.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

■	During the quarter, the Group invested NIS 997 million. Total investment included NIS 437 million invested in 4 income-producing property totaling 28 thousand square meters, as well as NIS 560 million in development and redevelopment projects.
■	As of March 31, 2016, the Group had 6 properties under development with a gross leasable area of 111 thousand square meters with a total investment of NIS 1.3 billion, and 21 properties under redevelopment with a gross leasable area of 232 thousand square meters with a total investment of NIS 4.4 billion. The additional cost to complete the properties under development and redevelopment totaled NIS 1.9 billion.
■	During the quarter Gazit Globe Israel sold all Dori Group shares owned and as a result of the sale, the Company realized a net loss of NIS 195 million.
■	Subsequent to the end of the quarter, the company announced that it is increasing its share in Gazit Israel (Development) to 100%, becoming the sole shareholder in the company.

Financing Activities:

■	The average nominal annual cost of debt during the quarter was 4.1%, compared to 3.5% in the same quarter last year. The increase in nominal interest is mainly due to a decrease in the CPI that was 0.9% versus a decrease of 1.6% in the same quarter last year.
■	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on June 16, 2016 to shareholders of record as of June 08, 2016.

2

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Thursday, May 26, 2016 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 am Eastern Time, to review the first quarter 2016 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 1254 (U.S./Canada) or 0800 279 4992 (U.K.) or 44 (0) 20 3427 1908 (International) or 1 809 212 925 (Israel), or on the Company’s website: www.gazit-globe.com (Conference ID 8905824)

Webcast link: http://edge.media-server.com/m/p/4godqbnj

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe's website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. As of March 31, 2016 Gazit-Globe owns and operates 439 properties in more than 20 countries, with a gross leasable area of approximately 6.5 million square meters and a total value of approximately US$ 21.5 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our Q1 2016 financial report. For our full Q1 2016 report in English, please go to http://www.gazitglobe.com/financial-reports.

3

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

			For the year
	For the 3 months ended March 31,		ended December 31
	2016	2015	2015
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	(278)	376	620

Adjustments:
Fair value gain from investment property and investment property under development, net	(249)	(107)	(711)
Capital loss on sale of investment property	(1)	5	106
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	526	(575)	(693)
Adjustments with respect to equity-accounted investees	(5)	12	(50)
Loss from disposal of investee	-	1,533	1,533
Deferred taxes and current taxes with respect to disposal of properties	89	41	138
Gain from bargain purchase, net of goodwill amortization	-	(1,067)	(1,026)
Acquisition costs recognized in profit or loss	1	1	41
Loss (gain) from early redemption of interest-bearing liabilities	29	(1)	78
Non-controlling interests' share in above adjustments	65	42	395

Nominal FFO (EPRA Earnings)	177	260	431

Additional adjustments:

CPI linkage differences	(71)	(142)	(77)
Depreciation and amortization	4	5	21
Adjustments with respect to equity-accounted investees	-	(3)	-
Other adjustments[1]	25	40	252

FFO according to the management approach (Adjusted EPRA Earnings)	135	160	627
FFO according to the management approach per share (basic and diluted) (in NIS)	0.69	0.90	3.51
Number of shares used in the basic FFO per share calculation (in thousands)[2]	195,476	178,414	178,426
Number of shares used in the diluted FFO per share calculation (in thousands)[2]	195,566	178,507	178,601

1	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non0recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group in comparable periods) and the cost of debt with respect thereto, and non-recurring restructing expenses, and internal costs (mainly salary) incurred in the leasing of properties.

2	Weighted average for the period.

4

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	2,433	2,991	2,125
Short-term and loans	60	357	203
Marketable securities	42	45	38
Financial derivatives	50	128	77
Trade receivables	218	582	467
Other accounts receivable	401	389	363
Inventory of buildings and apartments for sale	-	583	522
Income taxes receivable	27	22	24

	3,231	5,097	3,819

Assets classified as held for sale	513	303	826

	3,744	5,400	4,645
NON-CURRENT ASSETS

Equity-accounted investees	2,665	2,196	2,996
Other investments, loans and receivables	743	709	754
Available-for-sale financial assets	889	373	771
Financial derivatives	341	720	702
Investment property	71,799	65,951	70,606
Investment property under development	2,666	3,119	2,587
Fixed assets, net	128	201	170
Intangible assets, net	915	100	900
Deferred taxes	39	87	105

	80,185	73,456	79,591

	83,929	78,856	84,236

5

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	876	570	1,062
Current maturities of non-current liabilities	2,228	2,618	2,279
Financial derivatives	40	55	45
Trade payables	500	812	833
Other accounts payable	1,717	1,597	1,521
Advances from customers and buyers of apartments	-	275	326
Income taxes payable	81	93	111

	5,442	6,020	6,177
Liabilities attributed to assets held for sale	5	17	50

	5,447	6,037	6,227
NON-CURRENT LIABILITIES

Debentures	29,043	27,931	29,480
Convertible debentures	603	1,162	921
Interest-bearing loans from banks and others	12,064	9,428	11,457
Financial derivatives	133	95	93
Other liabilities	392	450	402
Deferred taxes	4,707	4,331	4,661

	46,942	43,397	47,014

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,985	4,413	4,983
Retained earnings	4,839	5,209	5,207
Foreign currency translation reserve	(2,936)	(2,162)	(3,103)
Other reserves	262	171	197
Treasury shares	(21)	(21)	(21)

	7,378	7,842	7,512
Non-controlling interests	24,162	21,580	23,483

Total equity	31,540	29,422	30,995

	83,929	78,856	84,236

6

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental income	1,539	1,527	6,150
Property operating expenses	487	499	1,966

Net operating rental income	1,052	1,028	4,184

Fair value gain from investment property and investment property under development, net	249	107	711
General and administrative expenses	(175)	(170)	(726)
Other income	9	4	31
Other expenses	(18)	(501)	(795)
Company's share in earnings of equity-accounted investees, net	35	31	234

Operating income	1,152	499	3,639

Finance expenses	(723)	(309)	(1,831)
Finance income	60	617	852

Income before taxes on income	489	807	2,660
Taxes on income	101	63	166

Net income from continuing operations	388	744	2,494
Loss from discontinued operation, net	(230)	(17)	(188)
Net income	158	727	2,306

Attributable to:

Equity holders of the Company	(278)	376	620
Non-controlling interests	436	351	1,686

	158	727	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	(0.42)	2.15	4.05
Basic loss from discontinued operation	(1.00)	(0.04)	(0.58)
Total basic net earnings (loss)	(1.42)	2.11	3.47
Diluted net earnings (loss) from continuing operations	(0.44)	2.15	4.02
Diluted loss from discontinued operation	(1.00)	(0.05)	(0.57)
Total diluted net earnings (loss)	(1.44)	2.10	3.45

7